*Filed pursuant to Rule 497(a)*
*File No. 333-231940*
*Rule 482 ad*



FUNDRISE | Real Estate Interval Fund

***Editor's note:*** *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $21,690,000, and an affiliate of the Adviser, which invested roughly $2,410,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

# Industrial property near Washington, DC

The property is ideally located to potentially serve as a "last-mile" distribution facility, an asset class that we believe will continue to be crucial for many businesses.

We've acquired a 253,330 square foot distribution center in Hanover, Maryland, for roughly $49.6 million (including anticipated costs). The property is located about 45 minutes from downtown Washington, DC, about 1.5 miles the Baltimore-Washington Parkway — which offers access to a network of major roads in the national capital region — and less than ten minutes from BWI International Airport.

As demand for more and faster delivery continues to grow, we believe that "last-mile" distribution facilities located close to major population centers will become increasingly important for retailers.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $21.7 million, and the East Coast eREIT, which invested roughly $2.4 million. A senior loan in the amount of $24 million was also provided. The investment amounts include a budget for financing and other soft costs, bringing our total projected commitment to approximately $49.6 million.

## Strategy

This investment follows a Core Plus strategy.

## Business plan

Approximately 30 miles from Washington, DC,  the property is well-suited to perform as a last-mile distribution facility, serving customers across the broader national capital region and its suburbs, some of the country's fastest growing areas for years. With Northern Virginia continuing to attract high-value business — including footholds from major tech companies, such as Amazon's new national headquarters — this section of the

mid-Atlantic is expected to see continued development in the near future, both in terms of population growth and economic expansion. Alongside the growth in the area's workforce, we expect demand for e-commerce infrastructure in the area to grow, giving well-located and accessible distribution centers like this one significant potential value.

A last-mile distribution center, also referred to as a terminal building or sorting center, acts as a handoff point to connect 18-wheeler trucks, which typically carry goods in bulk across longer distances, with the smaller vehicles that make the final leg of the journey to drop off packages at individual homes and businesses.

While it's critical that these types of facilities are located close to major population centers and easily accessible to the major highways, the availability of industrial zoned land that meets this criteria (generally speaking) is in increasingly short supply, which we believe will help drive long-term value.

In addition, as more technology and information businesses have established themselves in the areas around Washington, the presence and demand for data centers — industrial properties housing commercial-scale databases, requiring vast amounts of space — has spiked. As a result, the value of traditional industrial properties has risen as well, as more warehouses have been outfitted to act as data center sites, becoming more scarce, or have the potential to serve that purpose in the future.

Our investment involved a leaseback to the seller, and, as such, 100% of the property's space is currently leased, with three years left on the tenant's term. Our goal is to operate the property for the existing tenants while earning regular rental income, re-lease the space as necessary as the current leases expire, and then eventually sell the property at a profit. Though the building was constructed in 1986, it's in good operational condition, and our budget does not anticipate costs for renovations.

## Why we invested

- **Prime location:** The property is located roughly a mile and half from the Baltimore-Washington Parkway, with additional direct access to I-195, I-695, and I-95, all major highways in the area. From the site, delivery vehicles can reach downtown Washington, DC, in roughly 45 minutes and downtown Baltimore in roughly 25 minutes, allowing tenants to serve customers across the national capital region and benefitting from close proximity to the port of Baltimore.

- **Growing e-commerce demand:** Same-day and short-term delivery is becoming not just essential, but the expected norm from customers. In order to fulfill increasing demand, companies ranging from online grocery delivery to e-commerce retailers need space in highly specific locations with access to regional transportation.

- **High-demand property type:** Despite the continuing, fast growth of e-commerce delivery — a trend that was only accelerated by the COVID-19 pandemic — zoning restrictions have limited the amount of new supply of industrial, last-mile properties available. As the national capital region continues to expand, fewer industrial sites with prime locations and direct access to the area's key highways remain available, increasing the potential value of properties like this one.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

# About the Fund

Pursuant to Rule 30e-1 under the Investment Company Act of 1940, please click here or see the "Literature" section of fundriseintervalfund.com for the Fund's Annual Report.

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Copyright © 2022 Fundrise Real Estate Interval Fund.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

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# Investor Story Slides

NEW ACQUISITION

## Industrial property near Washington, DC

We've purchased a distribution warehouse near Washington, DC, and Baltimore for roughly $49.6 million.



1 / 6

 INDUSTRIAL, E-COMMERCE

 $49.6 MILLION INVESTMENT

 253,330 SQUARE FEET

 30 MILES FROM WASHINGTON, DC, AND 12 MILES FROM BALTIMORE

 100% OCCUPIED BY TENANT



2 / 6

Our Core Plus strategy features stabilized real estate with a long investment horizon and moderate leverage, where we can unlock additional value through focused asset management.



Potential return

| | | | Opportunistic |
| | | Value add | |
| | Core plus | | |
| Fixed income | | | |

Relatively lower risk ———————→ Relatively higher risk

→ **Risk-return profile:**
Moderate

→ **Expected timing / delay of returns:**
Shortly after acquisition

→ **Expected source of returns:**
Income with some growth

The property generates income through rental payments from the tenant, while the property also has the potential to grow in value over time.



(\$) RENTAL INCOME

↑ APPRECIATION

Located between Washington, DC, and Baltimore, the site is accessible to many fast-growing hubs across the national capital region.

| – – – – RADIUS | 3 MI. | 5 MI. |
|---|---|---|
| Population | 46,291 | 178,351 |
| Avg. HH income | $109,675 | $93,434 |

Data from property listing at www.loopnet.com



5 / 6

The area is one of the nation's fastest growing locations due to major tech companies like Amazon endowing local industrial space with premium value. The demand for these properties is likely to continue to rise.



6 / 6

 **FUNDRISE** | **Real Estate Interval Fund**

# Rental home community near Pensacola, FL

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $21.7 million to acquire The Village at Hickory Street, a community of 120 detached, single-family rental homes in Foley, Alabama, along the Alabama Gulf Coast and about an hour drive west of Pensacola, Florida.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our 2021 year-end letter and explored in depth in our 2021 Q3 update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $19.5 million and the Growth eREIT VII, which invested roughly $2.2 million, while an additional $22 million was provided through a credit facility, bringing the total projected costs to $43.7 million.

## Strategy

This investment follows a Core Plus strategy.

# Business plan

We acquired this property from a major, nationally renowned homebuilder, who wrapped up construction at the community earlier in 2021. At the time of our acquisition, approximately 75% of the homes were occupied. The community consists of spacious three-, four-, and five-bedroom homes, each with its own attached garage and pet-friendly, fenced yard.

Given how recently construction of the community was completed, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. We expect to work with a professional property manager, and to be a long-term owner over the next several years to a decade.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

# Why we invested

- **Fast-growing area:** For over a decade, Baldwin County, where the property is located, has been the fastest growing in Alabama, largely thanks to the appeal of its many miles of white sand beaches, which have also made the county #1 for tourism in the state. Local employers also include UTC Aerospace, the regional headquarters for ALDI grocery, and The Park at OWA, an expansive amusement park.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **High-quality asset:** The property was acquired directly from a nationally recognized homebuilder who wrapped up construction in 2021. The community consists of brand new construction with high-quality amenities, presenting no need for renovations or updates in the near future.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

# About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

NEW ACQUISITION

# Rental home community near Pensacola, FL

We've acquired The Village at Hickory Street, a community of 120 single-family rental homes in Foley, AL, between Mobile, AL, and Pensacola, FL.





904

- 120 READY-TO-RENT SINGLE-FAMILY HOMES
- $21.7 MILLION INVESTMENT
- ABOUT AN HOUR WEST OF PENSACOLA, FL
- 75% OCCUPIED AT TIME OF ACQUISITION









2 / 6

Our Core Plus strategy features stabilized real estate with a long investment horizon and moderate leverage, where we can unlock additional value through focused asset management.



Opportunistic
Value add
Core plus
Fixed income
Potential return
Relatively lower risk
Relatively higher risk


→ **Risk-return profile:**
Moderate

→ **Expected timing / delay of returns:**
Shortly after acquisition

→ **Expected source of returns:**
Income with some growth

3 / 6

Our intent with this and other investments in single-family rental home communities is to build a scaled portfolio that generates income through rental payments from tenants, while these properties also have the potential to grow in value over time.



RENTAL INCOME
APPRECIATION


4 / 6

Baldwin County, where the property is located, has been the fastest growing in Alabama, largely thanks to the appeal of its many miles of white sand beaches, which have also made the county #1 for tourism in the state.



5 / 6

Our single-family rental home portfolio now consists of 57 communities, strategically distributed across 20 separate metropolitan areas in 9 states, particularly focused in the Sunbelt.

*SFR Distribution by MSA*



6 / 6

 **FUNDRISE** | **Real Estate Interval Fund**

# Financing an apartment development in Vero Beach, FL

This investment fits into our broader strategy to invest in affordably-priced apartments across the Sunbelt.

We've invested roughly $6 million in the construction of the Mason Vero Beach, a 175-unit apartment community in Vero Beach, Florida, a growing city located along the Atlantic coast, between Orlando and Miami.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we referenced in our 2021 year-end letter and explored in depth in our 2021 Q3 update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This initial investment in the project was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $5.4 million, and the Balanced eREIT II, which invested $600,000.

## Strategy

This investment follows a Fixed Income strategy

# Business plan

Our loan will be used to finance the construction of this new community, which the borrower expects will take roughly two years to complete. At that point, they expect to lease up the units and pay back our loan via a sale or by refinancing once the property is stabilized. (In the world of real estate investing, "stabilized" refers to a property that is almost completely leased up — typically an occupancy rate over 90%, therefore producing a stable flow of rental revenue.)

The goal of this investment is to produce an **attractive income stream** through financing the creation of new housing in a growing area. Our investment in Mason Vero Beach is structured as preferred equity, which functions like debt, where we are entitled to an annual return equivalent to roughly 10% over the term of the investment.

Our $6 million investment represents our full commitment to the project, which will draw down over time as construction progresses.

# Why we invested

- **Fast-growing area:** Located along the Atlantic coast of Florida, Vero Beach is within an hour and a half drive of Orlando and just 30 minutes from Port St. Lucie. Port St. Lucie, along with ten other Florida cities, was recently named among the top twenty-five fastest growing places in the US in 2021-2022, according to US News. As the population continues to grow in Port St. Lucie, residents will look to expand outside of the immediate submarket, making neighboring areas like Vero Beach well-positioned to grow.

- **Experienced partner:** Waypoint Residential has invested over $2 billion across more than 20,000 rental housing units located in the South, Southeast, and Midwest markets. Prior to this acquisition, we have invested in over ten other similar projects with Waypoint Residential, including the Lotus at Starkey Ranch and Williamson at the Overlook, both of which we initially invested in to fund their construction and later acquired as stabilized communities.

- **Attractive margin of safety:** The sponsor has roughly $11.55 million of equity (about 30% of the total expected costs) junior to our position. They would have to lose their entire investment before our principal was threatened.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

# About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

NEW ACQUISITION

# Apartment community in Vero Beach, FL

We've invested $6 million in the construction of the Mason Vero Beach, a 175-unit apartment community in Vero Beach, Florida.



1 / 6



MULTIFAMILY CONSTRUCTION



$6 MILLION INVESTMENT



175-UNIT APARTMENT COMMUNITY



30 MINUTES NORTH OF PORT ST. LUCIE, FLORIDA, ALONG THE ATLANTIC COAST



Clubhouse
Multi-purpose Open Lawn Area ± 140' x 80' / 9,500 sf
Cabbage Palm Clusters w/ Hammock Lounging
4' Crushed Shell Trail Typ.
6' Concrete Sidewalk Typ.
6' Concrete Sidewalk Typ.
4' Crushed Shell Trail Typ.
Dog Staging Area

2 / 6

Our Fixed Income strategy seeks to generate above-market yields by providing creative and comprehensive financing solutions underpinned by high-quality real estate. We seek to lend with a margin of safety to product types with high durability of demand (e.g., housing) and real constraints on new supply, thereby supporting property values.



Opportunistic
Value add
Core plus
Fixed income
Potential return
Relatively lower risk
Relatively higher risk


→ **Risk-return profile:**
Low to moderate

→ **Expected timing / delay of returns:**
Typically immediately after acquisition

→ **Expected source of returns:**
Interest income

3 / 6

Our investment will be used to finance construction of the apartment community, which should take roughly two years to complete. Over the course of construction, our debt investment is expected to generate income through interest payments, equal to a fixed rate of roughly 10% annually.



INTEREST INCOME


4 / 6

This property is located in Vero Beach, Florida, a city along the Atlantic coast, 30 minutes north of Port St. Lucie, which was recently named among the top 25 fastest growing places in the country by US News.


ORLANDO
102 miles via I-95
Mason Vero Beach
PORT ST. LUCIE
32 miles via I-95

5 / 6

We expect investing in the creation of new housing in the Sunbelt will continue to support steady returns for years to come.


Mason Vero Beach

6 / 6

 FUNDRISE | **Real Estate Interval Fund**

# Rental home community on the Gulf Coast of Mississippi

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $19.8 million to acquire Emerald Lakes, a community of 106 detached, single-family rental homes in Ocean Springs, Mississippi, part of the Gulf Coast, roughly 80 miles east of New Orleans.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our 2021 year-end letter and explored in depth in our 2021 Q3 update, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $17.8 million and the Growth eREIT VII, which invested $2.0 million, while an additional $17.8 million was provided through a portfolio credit facility, bringing the total project costs to $37.6 million.

## Strategy

This investment follows a Core Plus strategy.

# Business plan

We acquired this property from a major, nationally renowned homebuilder, who wrapped up construction at the community earlier in 2021. At the time of our acquisition, approximately 63% of the homes were occupied. The community consists of spacious three- and four-bedroom homes, each with its own attached garage and pet-friendly, fenced yard.

Given how recently construction of the community was completed, we anticipate that the homes will remain competitive, attract tenants, and support rent growth for the foreseeable future without significant capital needs for renovations. We expect to work with a professional property manager, and to be a long-term owner over the next several years to a decade.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

# Why we invested

- **Fast-growing area:** The property is located on the eastern coast of Biloxi Bay and is part of the Gulf Coast region, one of the fastest-growing areas in the state — but with a notable lack of supply of single-family rental homes like those in the Emerald Lakes community. The area's employment is driven in part by government jobs due to the presence of the Keesler Air Force Base, as well as the hospitality industry as the area is a popular tourist destination. These two industries have contributed to a growing local economy in recent years.

- **Social distancing-friendly:** We believe the privacy provided by the community's fully detached and individual homes will be particularly attractive to renters seeking an additional level of social distancing, or who simply need more living space as norms around work and school shift.

- **High-quality asset:** The property was acquired directly from a nationally recognized homebuilder who wrapped up construction in 2021. The community consists of brand new construction with high-quality amenities, presenting no need for renovations or updates in the near future.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

# About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

# Rental home community on the Gulf Coast of Mississippi

We've acquired Emerald Lakes, a community of 106 single-family rental homes in Ocean Springs, Mississippi, along the Gulf Coast.



 **106 READY-TO-RENT SINGLE-FAMILY HOMES**

 **$19.8 MILLION INVESTMENT**

 **ABOUT 80 MILES EAST OF NEW ORLEANS**

 **63% OCCUPIED AT TIME OF ACQUISITION**



2 / 6

Our Core Plus strategy features stabilized real estate with a long investment horizon and moderate leverage, where we can unlock additional value through focused asset management.



→ **Risk-return profile:**
Moderate

→ **Expected timing / delay of returns:**
Shortly after acquisition

→ **Expected source of returns:**
Income with some growth

Our intent with this and other investments in single-family rental home communities is to build a scaled portfolio that generates consistent income through rental payments from tenants, while these properties also have the potential to grow in value over time.



ⓢ RENTAL INCOME

↑ APPRECIATION

The Gulf Coast of Mississippi is becoming one of the best performing rental regions in the state, with a notable lack of supply of homes like those in the Emerald Lakes community.



5 / 6

Our single-family rental home portfolio now consists of 57 communities, strategically distributed across 20 separate metropolitan areas in 9 states, particularly focused in the Sunbelt.

*SFR Distribution by MSA*



6 / 6